UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number:  001-40858

XORTX THERAPEUTICS INC.

(Translation of registrant’s name into English)

3710 – 33rd Street NW

Calgary, Alberta, Canada T2L 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: October 7, 2022	By:	/s/ Allen Davidoff
		Name:	Allen Davidoff
		Title:	President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Letter Agreement between the Registrant and Armistice Capital Master Fund Ltd. dated October 7, 2022